SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SONDER HOLDINGS INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, $0.0001 par value
(Title of Class of Securities)
83542D102
(CUSIP Number of Class of Securities Underlying Common Stock)

Phil Rothenberg
General Counsel
Sonder Holdings Inc.
500 E 84th Ave., Suite A-10
Thornton, CO, 80229
Telephone: (617) 300-0956
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:

Mark B. Baudler Richard C. Blake Jonathan Chan Wilson Sonsini Goodrich & Rosati, Professional Corporation 605 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to an offer by Sonder Holdings Inc., a Delaware corporation (“Sonder” or the “Company”), to reprice (the “Offer”) certain options up to an aggregate of 24,155,664 shares of the Company’s common stock, whether vested or unvested, granted under the Plans (as defined below), with an exercise price per share greater than the closing price of our common stock on the Nasdaq Global Select Market on the expiration date of the Offer, that are outstanding and unexercised at the start of this Offer and remain outstanding and unexercised through the Repricing Date (the “Eligible Options”).
These Eligible Options may be repriced to be equal to the closing price of a share of the Company’s common stock on the date on which this Offer expires, which is expected to be 9:00 p.m., Pacific Time, on November 15, 2022 (the “Repricing Date”) upon the terms and subject to the conditions set forth in (i) the Offer to Reprice Eligible Stock Options, dated October 18, 2022 (the “Offer to Reprice”), attached hereto as Exhibit (a)(1)(A), (ii) the Email Announcing Launch of Sonder’s Stock Option Repricing Program, dated October 18, 2022, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Terms and Conditions, together with its associated instructions, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Employees: (i) the Form of Confirmation Email, attached hereto as Exhibit (a)(1)(D), (ii) the Form of Reminder Email Regarding Expiration of Sonder’s Stock Option Repricing Program, attached hereto as Exhibit (a)(1)(E), (iii) the Form of Email Announcing Expiration of Sonder’s Stock Option Repricing Program, attached hereto as Exhibit (a)(1)(F), (iv) the Form of Email Announcing Upcoming Informational Sessions About Sonder’s Stock Option Repricing Program, attached hereto as Exhibit (a)(1)(G), (v) the Employee Presentation, attached hereto as Exhibit (a)(1)(H), (vi) the Employee Presentation transcript, attached hereto as Exhibit (a)(1)(I), and (vii) Screenshots from the Company’s Offer Website, attached hereto as Exhibit (a)(1)(J). These documents, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.” An “Eligible Employee” refers to each employee of Sonder or its affiliated entities as of the date the Offer commences who remains an employee of Sonder or its affiliated entities through the Repricing Date. The non-employee members of the Company’s board of directors are not eligible employees and may not participate in the Offer.
The information in the Disclosure Documents, including all schedules and annexes to the Disclosure Documents, is incorporated herein by reference to answer the items required in this Schedule TO.
Item 1. Summary Term Sheet.
The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Reprice is incorporated herein by reference.
Item 2. Subject Company Information.
(a) Name and Address.
Sonder Holdings Inc. is the issuer of the securities subject to the Offer. The address of the Company’s principal executive office is 101 15th Street, San Francisco, California 94103, and the telephone number at that address is (617) 300-0956. The information set forth in the Offer to Reprice under the caption “The Offer” titled “Information concerning the executive officers and directors of Sonder Holdings Inc.” is incorporated herein by reference.
(b) Securities.
The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to the stock options to be repriced in the Offer will depend on the number of Eligible Options held by Eligible Employees as of the Repricing Date. The information set forth in the Offer to Reprice under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Participation in repricing; expiration date,” “6. Acceptance of options for repricing,” and “9. Source and amount of consideration; terms of repriced options” is incorporated herein by reference.
(c) Trading Market and Price.
The information set forth in the Offer to Reprice under the caption “The Offer” titled “8. Price range of Shares underlying the options” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.
(a) Name and Address.
The filing person is the issuer. The information set forth under Item 2(a) above is incorporated by reference.
Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Reprice is incorporated herein by reference.
Item 4. Terms of the Transaction.
(a) Material Terms.
The information set forth in the section of the Offer to Reprice under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Participation in repricing; expiration date,” “3. Purpose of the Offer,” “4. Procedures for electing to reprice options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for repricing,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of repriced options,” “12. Accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Schedule B attached to the Offer to Reprice are incorporated herein by reference.
(b) Purchases.
The information set forth in the section of the Offer to Reprice under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Arrangements.
(a) Agreements Involving the Subject Company’s Securities.
The information set forth in the section of the Offer to Reprice under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 2021 Equity Incentive Plan (as amended, the “2021 Plan”) and the 2019 Equity Incentive Plan (as amended, the “2019 Plan”, together with the 2021 Plan, the “Plans”) and related agreements thereunder attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Purposes.
The information set forth in the section of the Offer to Reprice under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.
(b) Use of Securities Acquired.
The information set forth in the sections of the Offer to Reprice under the caption “The Offer” titled “6. Acceptance of options for repricing” and “12. Accounting consequences of the Offer” are incorporated herein by reference.
(c) Plans.
The information set forth in the sections of the Offer to Reprice under the caption “The Offer” titled “3. Purpose of the Offer” and “9. Source and amount of consideration; terms of repriced options” are incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Source of Funds.
The information set forth in the section of the Offer to Reprice under the caption “The Offer” titled “9. Source and amount of consideration; terms of repriced options” is incorporated herein by reference.

(b) Conditions.
The information set forth in the section of the Offer to Reprice under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference.
(d) Borrowed Funds.
Not applicable.
Item 8. Interest in Securities of the Subject Company.
(a) Securities Ownership.
The information set forth in the section of the Offer to Reprice under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.
(b) Securities Transactions.
The information set forth in the section of the Offer to Reprice under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.
Item 9. Person/Assets, Retained, Employed, Compensated or Used.
(a) Solicitations or Recommendations.
Not applicable.
Item 10. Financial Statements.
(a) Financial Information.
The information set forth in Schedule B to the Offer to Reprice and in the sections of the Offer to Reprice under the caption “The Offer” titled “10. Information concerning Sonder,” “17. Additional information” and “18. Financial statements” are incorporated herein by reference. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and the most recent Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2022 and June 30, 2022 can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.
(b) Pro Forma Information.
Not applicable.
Item 11. Additional Information.
(a) Agreements, Regulatory Requirements and Legal Proceedings.
The information set forth in the sections of the Offer to Reprice under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” are incorporated herein by reference.
(b) Other Material Information.
Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Reprice Eligible Stock Options, dated October 18, 2022

(a)(1)(B)	Email Announcing Launch of Sonder’s Stock Option Repricing Program, dated October 18, 2022

(a)(1)(C)	Election Terms and Conditions

(a)(1)(D)	Form of Confirmation Email

(a)(1)(E)	Form of Reminder Email Regarding Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(F)	Form of Email Announcing Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(G)	Form of Email Announcing Upcoming Information Sessions About Sonder’s Stock Option Repricing Program

(a)(1)(H)	Employee Presentation

(a)(1)(I)	Employee Presentation Transcript

(a)(1)(J)	Screenshots from Offer Website

(b)	Not applicable

(d)(1)
2021 Equity Incentive Plan of Sonder Holdings Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.8 to Sonder’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on December 13, 2021)

(d)(2)
2019 Equity Incentive Plan, as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.11 to Sonder’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2022)

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table
Item 13. Information Required by Schedule 13E-3.
(a) Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONDER HOLDINGS INC.

Date: October 18, 2022	By:	/s/ Phil Rothenberg
	Name:	Phil Rothenberg
	Title:	General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Reprice Eligible Stock Options, dated October 18, 2022

(a)(1)(B)	Email Announcing Launch of Sonder’s Stock Option Repricing Program, dated October 18, 2022

(a)(1)(C)	Election Terms and Conditions

(a)(1)(D)	Form of Confirmation Email

(a)(1)(E)	Form of Reminder Email Regarding Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(F)	Form of Email Announcing Expiration of Sonder’s Stock Option Repricing Program

(a)(1)(G)	Form of Email Announcing Upcoming Information Sessions About Sonder’s Stock Option Repricing Program

(a)(1)(H)	Employee Presentation

(a)(1)(I)	Employee Presentation Transcript

(a)(1)(J)	Screenshots from Offer Website

(b)	Not applicable.

(d)(1)
2021 Equity Incentive Plan of Sonder Holdings Inc., as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.8 to Sonder’s Registration Statement on Form S-4/A filed with the Securities and Exchange Commission on December 13, 2021)

(d)(2)
2019 Equity Incentive Plan, as amended, and forms of agreements thereunder (incorporated by reference from Exhibit 10.11 to Sonder’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2022)

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table